NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the disclosure letter that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding cash dividend declaration on the Company’s Series H, L, M and Y 10% Cumulative Convertible Preferred Stock.	3

Exhibit 1

December 8, 2009

Philippine Stock Exchange
4/F Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (the “Company”) held on December 8, 2009, the following cash dividends were declared out of the unaudited unrestricted retained earnings of the Company as at March 31, 2009, which are sufficient to cover the total amount of dividends declared:

1.	P1.00 per outstanding share of the Company’s Series H 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2009, payable on January 29, 2010 to the holders of record on January 4, 2010.

2.	P1.00 per outstanding share of the Company’s Series L 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2009, payable on January 29, 2010 to the holders of record on January 4, 2010.

3.	P1.00 per outstanding share of the Company’s Series M 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2009, payable on January 29, 2010 to the holders of record on January 4, 2010.

4.	P1.00 per outstanding share of the Company’s Series Y 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2009, payable on January 29, 2010 to the holders of record on January 4, 2010.

We do not expect any adjustment that would materially affect the balance of the unaudited unrestricted retained earnings of the Company as at March 31, 2009.

Thank you.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	December 8, 2009

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on December 8, 2009, the Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at March 31, 2009, which are sufficient to cover the total amount of dividends declared:

1.	P1.00 per outstanding share of the Company’s Series H 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2009, payable on January 29, 2010 to the holders of record on January 4, 2010.

2.	P1.00 per outstanding share of the Company’s Series L 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2009, payable on January 29, 2010 to the holders of record on January 4, 2010.

3.	P1.00 per outstanding share of the Company’s Series M 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2009, payable on January 29, 2010 to the holders of record on January 4, 2010.

4.	P1.00 per outstanding share of the Company’s Series Y 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2009, payable on January 29, 2010 to the holders of record on January 4, 2010.

We do not expect any adjustment that would materially affect the balance of the unaudited unrestricted retained earnings of the Company as at March 31, 2009.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

December 8, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: December 8, 2009